UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bluegreen Corporation

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
096231105

(CUSIP Number)
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chairman, Chief Executive Officer and President
(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 16, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	096231105

1	NAMES OF REPORTING PERSONS BFC Financial Corporation (I.R.S. No. 59-2022148)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,922,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		16,922,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,922,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	096231105

1	NAMES OF REPORTING PERSONS Woodbridge Holdings, LLC (I.R.S. No. 80-0478887)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,922,953

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		16,922,953

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,922,953

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	52.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

Amendment No. 3 to Schedule 13D
     This Amendment No. 3 to Schedule 13D is being filed by BFC Financial Corporation, a Florida corporation (“BFC”), and Woodbridge Holdings, LLC, a Florida limited liability company and wholly-owned subsidiary of BFC (collectively with BFC, the “Filers”), to amend to the extent specifically set forth herein the Schedule 13D filed on April 22, 2002, as previously amended by Amendment No. 1 and Amendment No. 2 to Schedule 13D filed on January 14, 2004 and October 20, 2009, respectively, relating to the common stock, par value $.01 per share, of Bluegreen Corporation, a Massachusetts corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431.
Item 3. Source and Amount of Funds or Other Consideration
     Funds from working capital were used to purchase the 7,405,628 shares of the Issuer’s common stock reported hereby. The aggregate purchase price for such shares was $23,068,771.44, including approximately $1 million which is being held in escrow to be applied toward the payment of any obligation that the selling shareholder, Central Florida Investments, Inc. (“CFI”), is determined to have to the Issuer in connection with a pending Section 16(b) legal action against CFI and its affiliates. Any escrow funds remaining after the satisfaction of CFI’s obligations will be returned to the Filers.
Item 4. Purpose of Transaction
     On November 16, 2009, BFC, indirectly through a wholly owned subsidiary, purchased 7,405,628 shares of the Issuer’s common stock from CFI in a privately negotiated transaction. After giving effect to the share purchase, BFC, indirectly through the subsidiary, owns 16,922,953 shares of the Issuer’s common stock, representing approximately 52.0% of the issued and outstanding shares of such stock, and may be deemed to control the Issuer by virtue of its ownership position. Notwithstanding such controlling interest, neither of the Filers nor, to the best of their knowledge, any of their respective directors, officers, managers or control persons, as applicable, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of this Item 4, except as follows. The Filers and/or Alan B. Levan and John E. Abdo (who may be deemed to control the Filers and currently serve as Chairman and Vice Chairman, respectively, of each of BFC and the Issuer), as they deem appropriate in light of the circumstances existing from time to time, may in the future make additional investments in securities of the Issuer, either in the open market or privately negotiated transactions, sell some or all of the shares of the Issuer’s common stock that they own or formulate a plan or make a proposal relating to any of the other occurrences enumerated in (a) through (j) of this Item 4, including, without limitation, an extraordinary corporate transaction involving the Issuer (such as a merger, acquisition, asset sale or other business combination), a material change in the Issuer’s capitalization (including a potential shareholder rights offering or other equity or debt offering by the Issuer), or a material change in the Issuer’s business or strategic plans. Additionally, as determined and approved by the Compensation Committee of the Issuer’s Board of Directors, Messrs. Levan and Abdo, based on their positions with the Issuer, may from time to time in the future be awarded equity compensation, including, without limitation, restricted stock and stock options, under the Issuer’s stock incentive plan. Further, as previously disclosed, BFC is currently working with the Issuer to explore avenues available to obtain liquidity for the Issuer’s receivables, which may include, among other potential alternatives, the formation of a broker dealer to raise capital through private or public offerings.
Item 5. Interest in Securities of the Issuer
     After giving effect to the share purchase reported hereby, BFC, indirectly through its wholly owned subsidiary, owns 16,922,953 shares of the Issuer’s common stock, representing approximately 52.0% of the issued and outstanding shares of such stock. The Filers have shared voting and dispositive power over these shares.
     Alan B. Levan and John E. Abdo may be deemed to control the Filers and, therefore, may be deemed to beneficially own the 16,922,953 shares of the Issuer’s common stock owned by the Filers. Messrs. Levan and Abdo additionally beneficially own and have sole voting and dispositive power over 121,100 shares and 121,000 shares, respectively, of the Issuer’s common stock, which in each case includes the right to acquire 50,000 shares of the Issuer’s common stock within 60 days. Accordingly, Messrs. Levan and Abdo may be deemed to beneficially own, in the aggregate, 17,044,053 shares and 17,043,953 shares, respectively, of the Issuer’s common stock, which in each case represents approximately 52.4% of the issued and outstanding shares of such stock.
     In addition, William Nicholson and Jarett Levan, directors of BFC, own and have sole voting and dispositive power over 2,200 shares and 100 shares, respectively, of the Issuer’s common stock, which in each case represents less than 1% of the issued and outstanding shares of such stock.
     To the best of the Filers’ knowledge, except as described above, none of the Filers’ respective executive officers, directors or managers, as applicable, beneficially owns any shares of the Issuer’s common stock.
     Other than as described herein, neither of the Filers nor, to the best of their knowledge, any of their respective executive officers, directors, managers or control persons, as applicable, has effected any transaction in any shares of the Issuer’s common stock since October 20, 2009, the date on which Amendment No. 2 to Schedule 13D was filed.
Item 7. Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated October 20, 2009, by and between BFC Financial Corporation and Woodbridge Holdings, LLC (incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on October 20, 2009)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2009
Date

BFC Financial Corporation

/s/ Alan B. Levan Signature

Alan B. Levan/Chief Executive Officer Name/Title

Woodbridge Holdings, LLC

/s/ Alan B. Levan Signature

Alan B. Levan/Chief Executive Officer Name/Title